CordovaCann Corp.

217 Queen Street West, Suite 401

Toronto, Ontario M4V 0R2, Canada

February 7,2022

VIA E-MAIL PRIVATE CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

Officer of Trade & Services

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Attention:	Stephen Kim Lyn Shenk

RE:	CordovaCann Corp.
Form 20-F for the Fiscal Year Ended June 30, 2021 Filed December 15, 2021 File No. 000-50492

Dear Stephen Kim and Lyn Shenk,

CordovaCann Corp. (the “Company”) acknowledges receipt of your letter dated January 26, 2022.

Further to the staff comment related to “Item 16F Change in Registrant's Certifying Accountant, page 55”, the Company has filed the required filing on EDGAR as of February 04, 2022. The Company completed this filing via SEDAR on October 28, 2020 but erroneously did not include this on EDGAR. The Company apologies for this omission and will endeavor to remain compliant on future filings.

In connection with responding to the Staff’s comment, the Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in the filings, (b) Staff comments or changes to disclosure in response to Staff’s comments do not foreclose the Commission from taking any action with respect to the filing, and (c) the Company may not assert Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further questions or comments to the undernoted.

Very truly yours,

/s/ Ashish Kapoor
Ashish Kapoor
Chief Financial Officer
+1 (416) 523-3350
ashish@cordovacann.com